PRESS RELEASE                          LIFE SCIENCES RESEARCH, INC.
                                       (OTCBB: LSRI)
                                       PO Box 2360
                                       Mettlers Road
                                       East Millstone, NJ 08875-2360

                                       For Further Information:
                                       Richard Michaelson
                                       Phone:   US: (732) 649-9961
                                       e-mail: LifeSciencesResearch@LSRinc.net


May 12, 2003

                       LSR ANNOUNCES FIRST QUARTER RESULTS


East Millstone, New Jersey, May 12, 2003 - Life Sciences Research, Inc. (OTCBB:LSRI) announced today that revenues for the quarter ended March 31, 2003 were $31.9 million, 22.2% above the revenues for the same period in the prior year of $26.1 million. Excluding the effect of exchange rate movements, the increase was 11.5%. The Company reported net loss for the quarter ended March 31, 2003 of $0.4 million, compared with a net loss of $3.3 million for the quarter ended March 31, 2002. Net loss per common share for the quarter ended March 31, 2003 was $0.03 compared with net loss of $0.48 in the quarter ended March 31, 2002.

The net loss in the three months ended March 31, 2003 included Other Expense of $0.5 million reflecting a non-cash foreign exchange remeasurement loss of $0.9 million pertaining to the Convertible Capital Bonds, offset by $0.4 million gain on the repurchase of Capital Bonds. In the three months ended March 31, 2002, Other Expense of $2.6 million related to merger/offer costs of $1.5 million together with the non-cash foreign exchange remeasurement loss of $1.1 million pertaining to the Convertible Capital Bonds. Excluding those Other Expenses, Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") was $3.7 million for the first quarter of 2003, or 11.7% of revenues, compared with $2.1 million, or 8.0% of revenues, for the same period in the prior year.

Net cash used by operating activities totaled $0.3 million in the first quarter of 2003 ($1.9 million in first quarter 2002), including $2.6 million in increased working capital. Net days sales outstanding were 13 days at March 31, 2003, up from 9 at year-end 2002, but a significant improvement over the 45 days at March 31, 2002. Capital expenditure totaled $2.3 million in the first quarter of 2003.

Cash on hand at March 31,  2003 was $11.1  million  ($5.1  million  at March 31,
2002). Long term debt was reduced to $82.6 million at March 31, 2003 ($84.9 million at March 31, 2002). Subsequent to March 31, 2003, the Company repurchased a further $450,000 of its Capital Bonds, and repaid $424,000 of related party debt.

Brian Cass, LSR's President and Managing Director said "First quarter results continued the strong performance we've been building for the past year. The revenue trend has remained positive and we're delighted with the growth exhibited over last year. New order signings for the quarter were some 10% ahead of revenues and roughly flat with last year. After an exceptionally strong market in 2002, we have built a considerable volume of booked on work. This will be of particular value as we, and our competitors, have seen some softening in demand recently with uncertainty in customers' development programs; such variations are a regular phenomenon and we remain confident of the long term potential of our market."

Life Sciences Research, Inc. is a global Contract Research Organization providing product development services to the pharmaceutical, agrochemical and biotechnology industries. LSR brings leading technology and capability to support its clients in non-clinical safety testing of new compounds in early stage development and assessment. The purpose of this work is to identify risks to humans, animals or the environment resulting from the use or manufacture of a wide range of chemicals which are essential components of LSR's clients' products. The Company's services are designed to meet the regulatory requirements of governments around the world. LSR operates research facilities in the United States (the Princeton Research Center, New Jersey) and the United Kingdom (Huntingdon and Eye, England).

This announcement contains statements that may be forward-looking as defined by the USA's Private Securities Litigation Reform Act of 1995. These statements are based largely on LSR's expectations and are subject to a number of risks and uncertainties, certain of which are beyond LSR's control, as more fully described in the Company's Form 10-K for the fiscal year ended December 31, 2002, as filed with the US Securities and Exchange Commission.


                              - tables to follow -



                           Life Sciences Research Inc.
                             Statement of Operations

                                    Unaudited

                                                                    Three months ended
                                                                         March 31
(Dollars in thousands, except per share data)                       2003                   2002

Net revenues                                                       $31,901                $26,135
Cost of revenues                                                  (25,373)               (21,646)
                                                          ---------------          ---------------
Gross profit                                                         6,528                  4,489
Selling, general and administrative expenses                       (4,921)                (4,302)
                                                          -----------------        ---------------
Operating income                                                     1,607                    187
Interest income                                                         16                      6
Interest expense                                                   (1,708)                (1,627)
Other expense                                                        (450)                (2,623)
                                                          ---------------          ---------------
Loss before income taxes                                             (535)                (4,057)
Income tax  benefit                                                    177                    742
                                                          --------------           ---------------
Net loss                                                            $(358)               $(3,315)
                                                          -----------------        ---------------
                                                          -----------------        ---------------
Loss per common share
- Basic                                                            $(0.03)                $(0.48)
- Diluted                                                          $(0.03)                $(0.48)

Weighted average common shares outstanding
- Basic     (000's)                                                 11,932                  6,872
- Diluted  (000's)                                                  11,932                  6,872



                           Life Sciences Research Inc.
                                  Balance Sheet


(Dollars in thousands, except per share data)                           March 31,           December 31,
                                                                             2003                   2002
ASSETS                                                                  Unaudited                audited
Current assets:
Cash and cash equivalents                                                 $11,098                $14,644
Accounts receivable, net of allowance of $307 and $287 in
    2003 and 2002 respectively                                             19,998                 20,176
Unbilled receivables                                                        9,157                  9,108
Inventories                                                                 1,756                  1,556
Prepaid expenses and other current assets                                   3,635                  3,075
                                                                  ----------------       ----------------
Total current assets                                                      $45,644                $48,559
                                                                  ----------------       ----------------

Property and equipment, net                                                93,279                 94,574
Investments                                                                   234                    248
Unamortized capital bonds issue costs                                         503                    563
Deferred income taxes                                                       4,316                  4,466
                                                                  ----------------       ----------------
Total assets                                                             $143,976               $148,410
                                                                  ----------------       ----------------
                                                                  ----------------       ----------------

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accounts payable                                                          $10,366                 $8,574
Accrued payroll and other benefits                                          1,716                  1,773
Accrued expenses and other liabilities                                     10,653                 12,990
Fees invoiced in advance                                                   24,662                 26,066
                                                                   ---------------       ----------------
Total current liabilities                                                 $47,397                $49,403
                                                                   ---------------       ----------------
Long-term debt                                                             82,137                 83,717
Related party loans                                                           415                    358
Pension liabilities                                                        17,059                 17,712
Deferred income taxes                                                       4,692                  5,024
                                                                   ---------------       ----------------
Total liabilities                                                        $151,700               $156,214
                                                                   ---------------       ----------------

Commitments and contingencies                                                   -                      -
Shareholders' equity/(deficit)
Voting Common Stock, $0.01 par value.  Authorized 50,000,000
Issued and outstanding at March 31, 2003: 11,932,338 (December
31, 2002: 11,932,338)                                                         119                    119
Non-Voting Common Stock, $0.01 par value.  Authorized 5,000,000                 -                      -
Issued and oustanding: None
Preferred Stock, $0.01 par value.  Authorized at 5,000,000                      -                      -
Issued and outstanding: None
Paid in capital                                                            75,098                 75,098
Less: Promissory notes for the issuance of common stock                     (621)                  (684)
Accumulated comprehensive loss, including minimum pension                (18,201)               (18,576)
liability of $13,264 at March 31, 2003 ($13,507 on December 31,
2002) - deficiency on UK defined benefit pension plan, net of deferred tax
Accumulated deficit                                                      (64,119)               (63,761)
                                                                   ---------------       ----------------
Total shareholders' equity /(deficit)                                     (7,724)               $(7,804)
                                                                   ---------------       ----------------
Total liabilities and shareholders' equity /(deficit)                    $143,976               $148,410
                                                                   ---------------       ----------------
